Filed Pursuant to Rule 424(b)(3)

Registration No. 333-148331

Prospectus Supplement

Dated November 5, 2009 (to Prospectus dated August 10, 2009)

1st FRANKLIN FINANCIAL CORPORATION

This Prospectus Supplement is part of, and should be read in conjunction with, the Prospectus dated August 10, 2009.

On November 3, 2009, 1st Franklin Financial Corporation (the “Company”) entered into a First Amendment (the “First Amendment”) to that certain Loan and Security Agreement (the “Credit Agreement”), dated as of September 11, 2009, by and among the Company, Wells Fargo Preferred Capital, Inc., as agent for lenders, and the other financial institutions from time to time party thereto.

The First Amendment increases the maximum amount the Company may borrow or reborrow under the Credit Agreement from $60.0 million to the lesser of the Borrowing Base (as defined) or $100.0 million.  All other terms and conditions of the Credit Agreement remain uncharged.